Contact

www.linkedin.com/in/david-ashton-92aaa2108 (LinkedIn)

Top Skills

Onshape
SolidWorks
Siemens NX

Languages

English (Native or Bilingual)

David Ashton

Founder and CEO at Canopii Inc.
Silverton, Oregon, United States

Experience

Canopii

Founder and CEO
June 2021 - Present (5 years 1 month)
Hubbard, Oregon, United States

Canopii's mission is to build a more sustainable and resilient food system through smarter farming.

Our team is building robotic greenhouses with the goal of de-siloing our food system. We believe that to achieve this, we must operate outside supply chains optimized for large-scale agriculture by integrating robotic farms directly into businesses and communities.

Canopii is an Oregon company supported by the National Science Foundation, the USDA, Business Oregon, ONAMI, Elevate Capital, Ideaship, Vertuelab, Willamette Valley Capital, and the TiE Network.

Sherpa Design, Inc.

Mechanical Design Engineer
November 2017 - June 2021 (3 years 8 months)
6700 N New York Ave #231, Portland, OR 97203

Mechanical design firm specializing in product design and development.
* Development and collaboration with multidisciplinary clients in industries ranging from AR/VR to semiconductor processing equipment
* Extensive work with designing, building and validating custom test fixtures. Life-cycle, radio frequency, heating uniformity, and destruction testing apply
* Low-volume iterative prototyping for functionality refinement using modern manufacturing methods.
* Data acquisition through the application of strain gauges, thermocouples, and load cells
* Modeling, assembly, and drafting in NX 11 and Solidworks
* Company process improvements using ticketing systems though Wrike

Mackinnon Industries, LLC

Lead Design Engineer and Project Manager

June 2016 - August 2017 (1 year 3 months)
San Luis Obispo, California Area

Led a privately funded venture to automate a labor intensive processes within the hops industry.
* Oversight of day-to-day operations including project scheduling and management, expense management and equipment procurement, and hiring and on-boarding
* Conceptualized, designed, manufactured, tested and refined a mobile robotic system integrated with hydraulics, pneumatics and electronics
* Established machine shop and office with necessary equipment and test rigs
* Established vendors and subcontractors
* Collaboration with patent attorneys in the conception of 5 pending patents

California Polytechnic State University-San Luis Obispo
DWR Metric Data Analysis
June 2015 - January 2016 (8 months)
San Luis Obispo, California Area

Utilization of Department of Water Resource metric data, in conjunction with Landsat imagery data, to identify land-use in California.
*Organization, collaboration and independent problem solving to create useful land-use data for irrigation uniformity
* Irrigation project focus (irrigation district modernization, water balances, river basin return flow issues, SCADA, canal automation, pump automation, flow measurement, energy consumption, and efficiency)
* Landscape focus (primarily development of urban water conservation programs).

Education

California Polytechnic State University-San Luis Obispo
BioResource and Agricultural Engineering, Agricultural Engineering · (2011 - 2016)

Rio Americano High School
 · (2007 - 2011)